SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                         AMENDMENT NO. 2
                               TO
                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


              Entergy Power Operations Holdings Ltd
                  ____________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Jones, Day, Reavis & Pogue
Entergy Wholesale Operations       599 Lexington Avenue
20 Greenway Plaza                  New York, New York 10022
Suite 1025
Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Entergy Power Operations Holdings Ltd ("EPOH") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

              Entergy Power Operations Holdings Ltd
              c/o Caldonian Bank & Trust Ltd.
              Caldonian House
              Mary House
              P.O. Box 1043
              Georgetown, Grand Cayman
              Cayman Islands

     EPOH, a wholly-owned subsidiary of Entergy, was formed to provide directly, or indirectly through its subsidiaries, operations and maintenance services ("O&M Services") to FUCOs. EPOH currently provides O&M Services, through its subsidiaries, to Damhead Creek Limited, an English registered company ("DCL") and an indirect wholly-owned subsidiary of Entergy. DCL, which is also a FUCO, owns a 792 megawatt gas-fired, combined cycle electric generating facility located approximately 30 miles southeast of London, in the County of Kent, England (the "DCL Plant"). The DCL Plant includes two gas-fired turbines and one steam turbine, and related auxiliary equipment.

     No   person   (other  than  Entergy  and  its  subsidiaries)
currently owns a 5% or more voting interest in EPOH.

Item 2. Domestic Associate Public-Utility Companies of EPOH and their Relationship to EPOH.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EPOH: Entergy Arkansas, Inc. ("Entergy
Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arlahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPOH.


EXHIBIT A.     State Certification.

     Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                ENTERGY POWER DEVELOPMENT
                                CORPORATION


                                By: /s/ Robert A. Malone
                                    Robert A. Malone
                                    Vice President

Dated:  December 19, 2001